Exhibit (a)(5)(UUU)

This document does not constitute an invitation to sell or an offer to buy any securities, or a solicitation of any vote or approval. Endesa investors and security holders are urged to read the Spanish prospectus from E.ON regarding the Spanish tender offer for Endesa because it contains important information. Furthermore, Endesa investors and security holders should read the U.S. tender offer statement from E.ON regarding the proposed U.S. tender offer for Endesa when it becomes available because it will contain important information. The Spanish prospectus and certain complementary documentation were authorized in Spain by the Spanish Comision Nacional del Mercado de Valores (the "CNMV"). Likewise, a U.S. tender offer statement will be filed in the United States with the U.S. Securities and Exchange Commission, the SEC. Investors and security holders may obtain a free copy of the Spanish prospectus and its complementary documentation from E.ON, Endesa, the four Spanish Stock Exchanges, Santander Investment Bolsa SV SA, Santander Investment SA, Corredores de Bolsa and elsewhere. The Spanish prospectus is also available on the websites of the CNMV www.cnmv.es, E.ON, www.eon.com, and elsewhere. Likewise, investors and security holders may obtain a free copy of the U.S. tender offer statement, when it is available, and other documents filed by E.ON with the SEC on the SEC's website at www.sec.gov. The U.S. tender offer statement and these other documents may also be obtained free from E.ON, when they become available by directing a request to E.ON AG, External Communications, Telephone 0211 4579453.

WEB HELLO

Hello,

Pleased to meet you

After everything you will have been told about us, isn’t it time we got to know each other?
We are one of the leading private electricity and gas companies in the world proud to serve all and each of our more than 30 million customers in 20 countries in Europe and the United States.
This can only mean one thing: we live and work for energy.

Together, we have a project

Endesa is a successful company in its market. Together with E.ON, it can become the world leader in the supply of electricity and gas.  We can say that our projects are complementary. What’s more, we are convinced that strategically the Endesa and E.ON merger is perfect and will result in more benefits for all of our clients. In other words, our interest in Endesa is completely transparent: to make both companies grow and achieve a position which is favourable for everyone: customers, shareholders and the economy in general.

Energy is our vocation.

The fact that at E.ON we work exclusively with energy means that we look for projects that seek the same objectives as us. That's why we want to merge our Project to the one of Endesa. One of the biggest energy companies that, together with E.ON, can become bigger and stronger. Our vocation is clear: we believe in the value of energy and work because of it, and we look for projects which are complementary to ours and make them grow. This is exactly what we are looking for in Endesa.